United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signature Page

Vale: changes in the Executive Board
Rio de Janeiro, April 23, 2008 — Companhia Vale do Rio Doce (Vale) informs changes in its Executive Board due to the retirement of two of its executive directors, Gabriel Stoliar and José Lancaster. As there will be no direct replacement for both Executive Directors, their responsibilities will be redistributed to other Executive Directors.
Demian Fiocca will become Executive Director for Management and Sustainability encompassing the following areas: Corporate Communication and Institutional Relations, Corporate Development, Information Technology, Process Automation, Environment and Sustainability.
Tito Martins will become Executive Director of Non Ferrous Minerals and Energy, encompassing the following areas: Copper, Coal, Aluminum, Non ferrous metals projects and Industrial minerals and Energy.
José Carlos Martins and Fabio Barbosa will take the responsibility for Steel Partnerships and Business Development, respectively, in addition to their current responsibilities.
The General Secretary and Media Relations will report to the HR and Corporate Services Executive Director, Carla Grasso, in addition to her current responsibilities.
Vale is deeply grateful to Gabriel Stoliar e José Lancaster for their valuable contribution and strong commitment throughout the years.

Para mais informações, contactar:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
Esse comunicado pode incluir declarações que apresentem expectativas da Administração da Companhia sobre eventos ou resultados futuros. Todas as declarações quando baseadas em expectativas futuras e não em fatos históricos envolvem vários riscos e incertezas. A Companhia não pode garantir que tais declarações venham a ser corretas. Tais riscos e incertezas incluem fatores relativos à economia brasileira e ao mercado de capitais, que apresentam volatilidade e podem ser afetados por desenvolvimento em outros países; relativos ao negócio de minério de ferro e sua dependência da indústria siderúrgica, que é cíclica por natureza, e relativo a grande competitividade em indústrias onde a Vale opera. Para obter informações adicionais sobre fatores que possam originar resultados diferentes daqueles estimados pela Companhia, favor consultar os relatórios arquivados na Comissão de Valores Mobiliários — CVM e na U.S. Securities and Exchange Commission — SEC, inclusive o mais recente Relatório Anual — Form 20F da Vale.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 22, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations